August 26, 2013

VIA EDGAR

Larry M. Spirgel

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

National HealthCare Corporation

Form 10-K for Fiscal Year Ended December 31, 2012

Filed February 15, 2013

Form 10-Q for the quarterly period ended March 31, 2013

Filed May 8, 2013

File No. 001-13489

Dear Mr. Spirgel:

On behalf of National HealthCare Corporation ("NHC" or the "Company"), this is written in response to your letter dated July 18, 2013 regarding the Company’s filing referenced above.  Our responses are keyed to the comments in your letter.  This letter is being filed on EDGAR.

SEC Comment

Form 10-K

Financial Statements

Report of Independent Registered Public Accounting Firm, pages 42 and 77

1.

Please amend the filing and include auditors' reports that are properly dated in accordance with Rule 2-02(a)(1) of Regulation S-X.

Company Response

The Company has amended the filing to include auditors' reports that are properly dated in accordance with Rule 2-02(a)(1) of Regulation S-X.

SEC Comment

Definitive Proxy Statement Incorporated by Reference Into Part III

Compensation Discussion & Analysis, page 17

2.  Bonus Compensation, page 18

2.

We note your August 12, 2011 response to comment 1 in our letter dated July 29, 2011.  We also note footnote (1) to your 2012 Summary Compensation Table.  Please tell us why you included aggregated discretionary bonuses and amounts paid pursuant to the NHC Executive Officer Performance Based Compensation Plan under the Bonus column in the table.  If the latter awards are based upon attainment of quantitative performance measures as opposed to discretionary evaluation, then the amounts should be properly reported under the Non-Equity Incentive Plan Compensation column and the Grants of Plan-Based Awards table.

Company Response

We note our October 22, 2009 response to comment 3 in your letter dated September 24, 2009.  As noted in that response, the Company has included the payments made pursuant to the NHC Executive Officer Performance Based Compensation Plan in the Bonus column or the Non-Equity Incentive Plan Compensation column of our Summary Compensation Table depending on how the pool is allocated to the individual named executive officer. The Company is aware of and has reviewed Regulation S-K Compliance and Disclosure Interpretations, Question and Answer 119.02. While the NHC Executive Officer Performance Based Compensation Plan does have specific performance goals that must be met in order for the pool to be funded, the allocation of that pool among the executive officers is at the discretion of the Board of Directors. Based on the discretionary authority of the Board of Directors to allocate the amount in the NHC Executive Performance Based Compensation Plan to the individual executive officers, the Company concluded that these amounts should be disclosed in the Bonus column of the Summary Compensation Table. Two of the Company’s named executive officers, Mr. Flatt and Mr. Ussery, have individual performance based bonus plans which amounts are not paid from the pool. The amount paid under these individual plans is disclosed in the Non-Equity Incentive Plan Compensation column of the Summary Compensation Table. If the SEC does not agree with the Company’s conclusion that the discretionary allocation of the NHC Executive Performance Based Compensation Plan requires the amounts to be disclosed in the Bonus column of the Summary Compensation Table, please let the Company know your analysis and we will change our disclosure in future filings.

SEC Comment

3.

We note your August 12, 2011 response to comment 3 in our letter dated July 29, 2011.  It remains unclear your compensation committee evaluates Messrs. Flatt's and Ussery's performance under their respective performance plans.  Although you disclose the financial measures considered, it is not clear how the committee determined that each should receive their target award for 2012.

Company Response

Awards under the individual plans are based upon measurable performance factors and are not discretionary.   Actual performance is compared to the goals and target outcomes under the respective individual plans to determine the amount of the bonus payments earned, and the amounts earned are paid as required under the terms of the plans.  The Board’s Compensation Committee considers this information when determining amounts to recommend to the Board to be paid under the NHC Executive Officer Performance Based Compensation Plan.

In future filings the Company will include wording similar to the following:

In addition, Mr. Flatt and Mr. Ussery have the opportunity to earn performance bonuses in amounts as determined in individual plans and payable upon obtaining the goals and objectives of those plans.  Awards under the individual plans are based upon measurable performance factors and are not discretionary.   Actual performance is compared to the goals and target outcomes under the respective individual plans to determine the amount of the bonus payments earned, and the amounts earned are paid as required under the terms of the plans.  The Board’s Compensation Committee considers this information when determining amounts to recommend to the Board to be paid under the NHC Executive Officer Performance Based Compensation Plan.

Mr. Flatt’s performance plan is measured on the following criteria:

•

Financial Performance - the financial performance of each of the Company’s healthcare centers, homecare operations and ancillary operations (including measures comparing actual results to current year budgets, prior period operating results, and accounts receivable ratios, as measured location by location and based upon sliding scale targets),

•

Quality Performance - the quality of the Company’s operations based upon

(a)  survey results (the occurrence or nonoccurrence of Conditions, Standards or Elements resulting from government surveys),

(b)  the Centers for Medicare and Medicaid Services (CMS) 5 STAR published ratings for the Company’s healthcare centers, and

(c)  Company established quality ratings for the Company’s healthcare centers,

•

Customer Satisfaction - the satisfaction of customers based on quality control cards collected from patients and family members in the Company’s health care centers,

•

Technology - the achievement of annual goals for the installation and implementation of technology improvements within the Company and its healthcare centers and other operations, (v) the development of  new construction and acquisitions and meeting or exceeding short and long-term strategic planning goals, and

•

Development and Construction - the improvement of public policy impacting the lines of business in which the Company operates as measured by government legislative results.

Mr. Ussery’s performance plan is based on the following criteria:

•

Quality Performance - the quality of the Company’s operations based upon

(a)  survey results (the occurrence or non-occurrence of Conditions, Standards or Elements determined in government surveys),

(b)  the CMS 5 STAR published ratings for the Company’s healthcare centers, and

(c)  Company-established quality ratings for the Company’s healthcare centers,

•

Financial Performance - the financial performance of each of the Company’s healthcare centers, assisted living facilities, homecare operations, therapy service operations, and pharmacy operations (including measures comparing actual results to current year budgets, prior period operating results, and accounts receivable ratios, as measured location by location and based upon sliding scale targets),

•

Partner Satisfaction - the satisfaction of partners as measured by (a) partners’ satisfaction scores from Company prepared surveys and (b) by employee retention rates,

•

Customer Satisfaction - the satisfaction of customers based on quality control cards collected from patients and family members in the Company’s health care centers, and

•

Occupancy - the achievement of occupancy goals as measured by budgeted census.

The Company has established these individual plans for Mr. Flatt and Mr. Ussery because it believes that implementing measurable goals for these two senior managers is beneficial to the overall performance of the Company.  The amounts paid to Mr. Flatt and Mr. Ussery, calculated as described above, are not paid out of the Performance Based Compensation bonus pool and do not reduce the amount that is available to the other participants in the pool.

SEC Comment

Form 10-Q for the quarterly period ended March 31, 2013

Financial Statements

Change in Accounting Principle, page 9

4.

Clarify for us whether or not you record all refundable portions of CCRC entrance fees as liabilities, and if so explain to us how this practice complies with the provision of ASC 954-430-25-1 requiring that estimated amounts of advance fees that are expected to be refunded to current residents be reported as a liability.  In this regard, refer to the bottom carryover paragraph of page 12 and explain how the 40% apartment appreciation payable to residents effects your calculation of the recorded liability.

Company Response

In accordance with ASC 954-430-25-1, the Company’s refundable entrance fees liability is an estimate that includes all of the refundable portions of the CCRC entrance fees under the terms of the resident agreements, which includes 40% of any estimated appreciation exceeding the original resident’s entry fee.  In future filings, we will provide a more detailed disclosure regarding the refundable entrance fee liability.  Below is a sample of such disclosure that will be included in the future filings (new language is underlined):

Effective January 1, 2013, the Company recorded the cumulative effect of a change in accounting principle related to the adoption of ASU No. 2012-01, Continuing Care Retirement Communities — Refundable Advance Fees. This standard is intended to clarify the accounting for advance fees (“entrance fees”) received by a continuing care retirement community (“CCRC”). The updated guidance states the estimated amount of entrance fees that are expected to be refunded to current CCRC residents under the terms of the resident agreements shall be accounted for and reported as a liability (“refundable entrance fees”).  Previously, we accounted for both the 10% non-refundable and the refundable portions of the entrance fees as deferred revenue, amortizing the deferred revenue over the life expectancy of the resident and the estimated useful life of the building, respectively, in accordance with ASC Topic 954-430, Health Care Entities-Deferred Revenue.  The Company believes recording the refundable entrance fees as a liability, which includes 90% of the original entry fee paid plus 40% of any estimated appreciation if the apartment exceeds the original resident’s entry fee, more clearly aligns how we have historically operated the CCRC.  Also, with the adoption of ASU No. 2012-01, our future service obligation calculation for the CCRC was modified.  Because the future service obligation calculation includes an offset for unamortized deferred revenue, the reclassification of refundable entrance fee amounts from deferred revenue to a liability has a direct impact on the future revenues input of the calculation.  With the loss of deferred revenue, the present value of the CCRC’s expenses exceeds the present value of the CCRC’s revenues, which creates the recording of a future service obligation.

The Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

National HealthCare Corporation is committed to fully complying with the SEC disclosure requirements.  After you have had the opportunity to review this letter, please call me at (615) 890-2020 to confirm that the responses in this letter satisfactorily address your comments or to raise any additional questions or comments you may have.

Sincerely,

/s/ Donald K. Daniel

Donald K. Daniel

Senior Vice President and Controller